

August 4, 2011

Via E-mail
Larry Adelt
President and Chief Executive Officer
Adelt Design, Inc.
3217 South Orchard Street
Salt Lake City, Utah 84106

> **Re:** **Adelt Design, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-174705**

Dear Mr. Adelt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 21

Organization Within Last Five Years, page 22.

1. We note your response to comment four in our letter dated July 26, 2011. Please disclose how potential clients have seen, or how you intend for potential clients to see, Mr. Adelt's carpet binding art. Please also disclose the types of channels through which Mr. Adelt's carpet binding art has been displayed and for which it received "extremely favorable reception."

Financial Statements, page F-1

Statement of Cash Flows, page F-5

2. We note from your response to comment six in our letter dated July 26, 2011 that you plan to respond to such comment at a later date. Therefore, we reissue such comment. Referencing ASC 230, please tell us why the related party advance proceeds are classified as cash provided by operating activities. In doing so, please tell us your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

Item 14. Indemnification of Directors and Officers, page II-1

3. We note your response to comment eight in our letter dated July 26, 2011. The filing of the minutes to a meeting of your board of directors is insufficient. Please either file your charter that contains the amended Article VII discussing indemnification or revise the disclosure in this item with respect to the provisions of your charter that permit indemnification of directors and officers.

Exhibit 23.1

4. The consent of M&K CPAS, PLLC refers to an incorrect audit report date. Please file as an exhibit to the registration statement an updated consent of M&K CPAS, PLLC which refers to the correct audit report date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Steven M. Sager
        BK Consulting, Inc.